Exhibit 4.2

DESCRIPTION OF SECURITIES

The following is a brief description of the securities of SCP Private Credit Income BDC LLC (the “Company,” “we,” “our” or “us”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description of the terms of our common units (“Units,” each a “Unit”) does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of Delaware law and of our Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”). As of December 31, 2019 and the date hereof, our Units are the only class of our securities registered under Section 12 of the Exchange Act.

Units

The Units are registered under the Exchange Act. Because Units are being acquired by investors in one or more transactions “not involving a public offering,” they are “restricted securities” and may be required to be held indefinitely. Our Units may not be sold, transferred, assigned, pledged or otherwise disposed of unless (i) our written consent is granted, and (ii) the Units are registered under applicable securities laws or specifically exempted from registration (in which case the unitholder may, at our option, be required to provide us with a legal opinion, in form and substance satisfactory to us, that registration is not required). We do not anticipate consenting to sales, transfers or assignments of Units. Accordingly, an investor must be willing to bear the economic risk of investment in the Units until we are liquidated. No sale, transfer, assignment, pledge or other disposition, whether voluntary or involuntary, of the Units may be made without our written consent. Repurchases of Units by the Company, if any, are expected to be limited. Under Delaware law, holders of our units (“Unitholders”) are not personally liable for our debts our obligations.

Distributions of available cash and other proceeds will be made in the sole discretion of our Board of Directors (the “Board”) and in accordance with Regulated Investment Company (“RIC”) requirements. The Company will make distributions out of two categories: Current Proceeds and Disposition Proceeds (collectively referred to as “Investment Proceeds”). “Disposition Proceeds” means all amounts received by the Company upon the disposition of an investment, including full or partial repayments or amortization of principal (but excluding Current Proceeds). “Current Proceeds” means all proceeds from investments, including interest income, fee income, warrant gains, prepayment fees and exit fees, other than Disposition Proceeds. In the event of a liquidation, dissolution or winding up of the Company and its consolidated subsidiaries, each Unit would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred units, if any preferred units are outstanding at such time. Our Units have no preemptive, exchange, conversion or redemption rights. For details surrounding voting rights, see “—Process for Required Approvals” below.

Purpose

Under the LLC Agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Agreement to be Bound by the LLC Agreement

By subscribing for the Units, investors will be admitted as a member of the Company and will be deemed to have agreed to be bound by the terms of the LLC Agreement. Pursuant to the LLC Agreement, each Unitholder and each person who acquires Units from a Unitholder grants to certain of our officers (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution.

Company Structure and Capital Call Mechanics

The Company is organized for investors who may invest through one or more investment funds created by one or more financial institutions unaffiliated with the Company (collectively, the “Access Fund”) and for certain other investors who may invest directly in the Company. For those investors who invest through the Access Fund, the Access Fund will issue a pro rata interest to each investor in the Access Fund (an “Access Fund Investor”) that, with respect to each Access Fund Investor’s investment in the Access Fund, corresponds to the pro rata share of the Units issued by the Company to the Access Fund. The Access Fund will pass its voting rights in the Company through to the Access Fund Investors. See “—Process for Required Approvals” below.

Unitholders will be required to make capital contributions, in an aggregate amount that does not exceed each Unitholder’s remaining commitment, each time Solar Capital Partners, LLC (the “Adviser”) delivers a capital call notice. Commitments will be drawn pro rata from Unitholders based on the relative unfunded commitment of each Unitholder on the date the capital call notice is issued. On the date capital contributions are made by Unitholders, the Company will issue Units. The Units will be issued at the higher of $10 per Unit or a per-unit price equal to the net asset value (“NAV”) per Unit as of the close of the last quarter preceding the funding date, subject to any adjustments. Any adjustments would take into account a determination of changes to net asset value within 48 hours of the sale to assure compliance with Section 23(b) of the Investment Company Act of 1940, as amended (“1940 Act”).

Process for Required Approvals

Any Unitholder approval that is regulated or required by the 1940 Act will be required to be approved in accordance with the requirements of the 1940 Act. For such approvals, the Access Fund will be permitted to vote its Units in proportion to the voting instructions received from Access Fund Investors. Each Access Fund Investor has the right to vote an amount equal to the number of Units to which its interest in the Access Fund corresponds. To the extent the Access Fund does not receive specific voting instructions from any Access Fund Investor for the vote in question, then the Access Fund will vote the corresponding pro rata share of Units of those Access Fund Investors in the same manner and proportion as the Units of those Access Fund Investors for which it has received specific instructions for the vote in question. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, the Access Fund will mirror the votes for which specific instructions have been received.

Any Unitholder vote that is not required by the 1940 Act, including as specifically set forth in or as provided for in the LLC Agreement, will require the approval of the independent directors of the Company and will be deemed approved by the Unitholders unless a majority-in-interest of the Unitholders affirmatively vote to reject the item, with Access Fund Investors voting on a pass-through basis.

Amendment of the LLC Agreement

Amendments to the LLC Agreement may be made upon approval of the Fund’s independent directors and the approval of Unitholders, which approval will be obtained as described in “—Process for Required Approvals” above. Certain amendments to the LLC Agreement may require satisfaction of other thresholds for approval.

Default Provisions

Pursuant to the LLC Agreement, if a Unitholder fails to make a capital contribution when due, interest will accrue at the Default Rate on the outstanding unpaid balance of such capital contribution. The “Default Rate” with respect to any period will be the lesser of (a) a variable rate equal to the prime rate of interest (as reported in The Wall Street Journal) during such period plus 6% or (b) the highest interest rate for such period permitted by applicable law. The Adviser may waive the requirement to pay interest, in whole or in part.

In addition, if any Unitholder fails to make a capital contribution when due, and has also failed to make such payment on or before the date that is seven business days after the Adviser has given written notice to such Unitholder of such Unitholder’s failure to make such contribution, then the Adviser may, in its discretion, and subject to applicable law, take any actions available under the LLC Agreement or at law or at equity, which may include causing such defaulting Unitholder to forfeit a significant portion of its Units or to transfer its Units to a third party for a price that is less than the net asset value of such Units.

Term of the Company

Under the terms of the LLC Agreement, our term will expire on the sixth anniversary of the date of the Company’s initial closing; provided, that it may be extended by our Board for two additional one-year periods upon written notice to the Unitholders at least 90 days prior to the expiration of the term or the end of the first one-year period, as the case may be, and, thereafter, for additional one-year periods with the consent of Unitholders holding a majority of our outstanding Units.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with Generally Accepted Accounting Principles. For tax purposes, our fiscal year is the calendar year. For financial reporting purposes, our fiscal year is a calendar year ending December 31, unless otherwise required by the Internal Revenue Code of 1986, as amended, or permitted by law.